1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 18, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$2.37

Hsinchu, Taiwan, R.O.C., April 18, 2019 — TSMC today announced consolidated revenue of NT$218.70 billion, net income of NT$61.39 billion, and diluted earnings per share of NT$2.37 (US$0.38 per ADR unit) for the first quarter ended March 31, 2019.

Year-over-year, first quarter revenue decreased 11.8% while net income and diluted EPS both decreased 31.6%. Compared to fourth quarter 2018, first quarter results represented a 24.5% decrease in revenue and a 38.6% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $7.10 billion, which decreased 16.1% year-over-year and decreased 24.5% from the previous quarter.

Gross margin for the quarter was 41.3%, operating margin was 29.4%, and net profit margin was 28.1%.

In the first quarter, shipments of 7-nanometer accounted for 22% of total wafer revenue and 10-nanometer process technology contributed 4% while 16-nanometer accounted for 16%. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 42% of total wafer revenue.

“In the first quarter, our business was impacted by the overall global economic condition which dampened the end market demand; customer inventory management to digest excess inventory in the semiconductor supply chain; and high-end mobile product seasonality. Meanwhile, the net effect from the photoresist defect material incident also impacted our first quarter revenue by about 3.5 percent,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “While the economic factor and mobile product seasonality are still lingering as we move into second quarter, we believe we may have passed the bottom of the cycle of our business as we are seeing demand stabilizing. Based on our current business outlook, management expects the overall performance for second quarter 2019 to be as follows”:

•	Revenue is expected to be between US$7.55 billion and US$7.65 billion;

And, based on the exchange rate assumption of 1 US dollar to 30.85 NT dollars,

•	Gross profit margin is expected to be between 43% and 45%;

•	Operating profit margin is expected to be between 31% and 33%.

TSMC’s 2019 first quarter consolidated results:

(Unit: NT$ million, except for EPS)

	1Q19 Amount[a]		1Q18 Amount		YoY Inc. (Dec.) %	4Q18 Amount		QoQ Inc. (Dec.) %
Net sales	218,704		248,079		(11.8)	289,771		(24.5)
Gross profit	90,358		124,858		(27.6)	138,119		(34.6)
Income from operations	64,266		96,827		(33.6)	107,124		(40.0)
Income before tax	68,182		99,944		(31.8)	111,082		(38.6)
Net income	61,394		89,785		(31.6)	99,984		(38.6)
EPS (NT$)	2.37	[b]	3.46	[b]	(31.6)	3.86	[b]	(38.6)

a:	1Q2019 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with annual capacity of about 12 million 12-inch equivalent wafers in 2019 from fabs in Taiwan, the United States, and China, and provides the broadest range of technologies from 0.5 micron plus all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities, and is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

#    #    #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com

2019 First Quarter Earnings Conference April 18, 2019

Agenda Welcome Elizabeth Sun 1Q19 Financial Results and 2Q19 Outlook Lora Ho Key Messages Lora Ho C.C. Wei Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2019 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

1Q19 Revenue by Technology

1Q19 Revenue by Application

TSMC Property

Mapping Between Applications & Platforms

Platforms / Applications	Smartphone	High Performance Computing	Internet of Things	Automotive	Digital Consumer Electronics	Others
Computer		>95%	V	V	V	V
Communication	~2/3	~1/5	V	V	V	V
Consumer	V	VVV	V	V	VVV	V
Industrial/ Standard	~30%	~30%	V	VV	V	V

Note: VVV – Varying amount between 30% and 60%

VV – Varying amount between 10% and 20%

V – Varying amount <10%

Open Innovation Platform®

© 2019 TSMC, Ltd

1Q19 Revenue by Platform

Balance Sheets & Key Indices

Cash Flows Free cash flow = Cash from operating activities – Capital expenditures (1)

Revenue to be between US$ 7.55 billion and US$ 7.65 billion Based on our current business outlook, management expects: 2Q19 Guidance And, based on the exchange rate assumption of 1 US dollar to 30.85 NT dollars, management expects: Gross profit margin to be between 43% and 45% Operating profit margin to be between 31% and 33%

Recap of Recent Major Events Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements TSMC Unveils 6-Nanometer Process ( 2019/04/16 ) TSMC and OIP Ecosystem Partners Deliver Industry’s First Complete Design Infrastructure for 5nm Process Technology ( 2019/04/03 ) TSMC Board of Directors Proposes NT$8 Cash Dividend per Share for Full Year 2018 and Will Propose NT$2 Cash Dividend per Share for First Quarter 2019, and Approves the Convening of the 2019 Annual Shareholders’ Meeting on June 5, 2019, at Which Shareholders Will Hold a By-election for One Independent Director ( 2019/02/19 ) The Board of Directors Approved the Nomination of Moshe N. Gavrielov as a Candidate for Independent Director ( 2019/02/19 ) TSMC Details Impact of Fab 14B Photoresist Material Incident, Updates 1Q’19 Guidance ( 2019/02/15 )

http://www.tsmc.com invest@tsmc.com